

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via E-mail
Yahor Bryshtsel
Principal Executive Officer
Milestone International, Corp.
9 Tankovaya Street, Ste. 2
Kaliningrad, Russia, 236038

      Re: **Milestone International, Corp.**
                Amendment No. 4 to Registration Statement on Form S-1
                Filed February 6, 2014
                File No. 333-190726

Dear Mr. Bryshtsel:

We have reviewed your amended registration statement and response letter, and we have the following comments. References to prior comments are to those provided in our letter dated February 3, 2014.

Risk Factors

Because our offering is a best efforts offering with no minimum…, page 13

1.   We note the risk factor you have added in response to prior comment 1 addressing risks associated with your potentially being deemed a shell company. The risk factor currently discusses the unavailability of the Rule 144(i) safe harbor for resales of your securities by your sole officer and director, which does not appear to represent a material risk to the company or potential investors. Please revise to replace the disclosure relating to resales by your sole officer and director with a discussion of the potential adverse impact of the unavailability of the Rule 144(i) safe harbor on the company's future efforts to acquire capital in unregistered issuances of securities. In addition, please highlight that if you are deemed a shell company you may not be able to compensate employees and consultants as cost-effectively due to the prohibition on shell companies registering securities issuances on Form S-8.

Business, page 25

2.   We note your response to prior comment 2. As it appears the markings (***) and (**) on pages 25 and 27, respectively, were added solely to assist with our review of the related supplemental materials provided and not to communicate anything with potential investors, please remove them from the filing to avoid confusion.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Branch Chief - Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
      W. Scott Lawler, Attorney at Law